                                                                  Exhibit (a)(5)

PRESS RELEASE                                     CONTACT PERSON:
                                                  F.W. LAZENBY  (615) 244-1908
                                                  Chairman, President,
                                                  Chief Executive Officer
                                                  FRED G. FRICK
                                                  Executive Vice President


           SOUTHCAP CORPORATION INCREASES TENDER OFFER FOR UNITED HOME
                    LIFE INSURANCE COMPANY TO $7.00 PER SHARE

     Nashville, Tennessee (May 12, 1997) - SouthCap Corporation announced today that it is increasing the price of its outstanding tender offer for all the outstanding shares of common stock of United Home Life Insurance Company ("United Home Life") to $7.00 per share from $4.50 per share. The tender offer remains an all cash offer to the shareholders of United Home Life. SouthCap also announced that on May 7, 1997, it received the approval of the Indiana Division of Securities to consummate the purchase of shares pursuant to the tender offer with additional disclosure about SouthCap's plans for operating United Home Life. SouthCap announced that it had reduced the minimum condition from 50.1% to 40%. SouthCap said that the terms and conditions of the increased offer will be described in an amended offer supplement which is being mailed to all shareholders of United Home Life. The tender offer has been extended to 5:00 p.m., Indianapolis, Indiana, time on Tuesday, May 27, 1997.

     Mr. F. W. Lazenby, Chairman, President and Chief Executive Officer of SouthCap said "We believe that SouthCap's offer should be very attractive to shareholders of United Home Life. We have been through the regulatory process, and we believe we will be in a position to close the offer and make payments to shareholders which will be received in early June. No other person has been identified as making a firm offer for United Home Life. If any were to be made, it would be subject to regulatory approvals and possibly other contingencies. We have already cleared those hurdles, and our offer is firm, fair, and will close in short order."

     On March 27, 1997, SouthCap received the approval of the Indiana Commissioner of Insurance to make the tender offer at the price of $4.50 per share subject to SouthCap's disclosing additional information contained in the amended offer supplement. SouthCap will seek an expedited modification of the order of the Indiana Commissioner of Insurance to permit the offer at $7.00 per share. SouthCap announced the receipt of a commitment from SunTrust Bank, N.A., to provide a loan of up to $6 million for use in connection with the tender offer and in connection with the infusion of $1 million in capital to United Home Life should SouthCap acquire at least 50.1% of the outstanding shares of United Home Life.

     Questions and requests for assistance by shareholders of United Home Life may be directed to the Information Agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, (212) 269-5550 (Collect) or (800) 848-3374
(Toll-free).

                                     - END -